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03015471

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53552

SEC MAIL RECEIVED MAR 24 2003 WASH, D.C. 165 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Huntington Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
633 West 5th Street Suite 6780
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theresa Inocencio (213) 617-1500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Ave., Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACK B. CORWIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huntington Securities, LLC, as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 7th day of Jan, 2003

Notary Public

Signature

Title

PAM SCOTT
COMM #1233866
NOTARY PUBLIC CALIFORNIA
LOS ANGELES COUNTY
My Comm Expires October 1 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Huntington Securities, LLC

I have audited the accompanying statement of financial condition of Huntington Securities, LLC as of December 31, 2002, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huntington Securities, LLC as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 17, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Huntington Securities, LLC
Statements of Financial Condition
December 31, 2002

Assets

Cash	$ 16,481
Receivable from related party	392,006
Total assets	$ 408,487

Liabilities & Member's Capital

Liabilities	
Accounts payable	$ 2,440
Income taxes payable	3,300
Total liabilities	5,740
Member's capital	
Member's capital	5,000
Retained earnings	397,747
Total member's capital	402,747
Total liabilities & member's capital	$ 408,487

The accompanying notes are an integral part of these financial statements.

Huntington Securities, LLC
Statement of Income
For the Year Ended December 31, 2002

Revenues	
Investment banking	$ 712,500
Interest income	29
Total revenue	712,529
Expenses	
Professional fees	193,886
Employee compensation	65,307
Taxes, other than income taxes	5,772
Total expenses	264,965
Income before income tax provision	447,564
Income tax provision	
Income tax provision	3,300
Total income tax provision	3,300
Net income	$ 444,264

The accompanying notes are an integral part of these financial statements.

Huntington Securities, LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2002

	Member's Capital	Retained Earnings (Deficit)	Total
Balance, at December 31, 2001	$ –	$ (46,517)	$ (46,517)
Proceeds from member's capital	5,000		5,000
Net income (loss)	–	444,264	444,264
Balance, at December 31, 2002	$ 5,000	$ 397,747	$ 402,747

The accompanying notes are an integral part of these financial statements.

Huntington Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flow from operating activities		
Net income		$ 444,264
Adjustments to reconcile net income to net cash provided by operating activities:		
(Decrease) increase in:		
Accounts payable	(62,073)	
Income taxes payable	3,300	
Total adjustments		(58,773)
Net cash provided by operating activities		385,491
Cash flows from investing activities		–
Cash flows from financing activities		
Loans made to related parties	(392,006)	
Proceeds from member's capital	5,000	
Net cash and cash equivalents used in financing activities		(387,006)
Net decrease in cash		(1,515)
Cash at the beginning of the year		17,996
Cash at the end of the year		$ 16,481

Supplemental disclosure of cash flow information

Cash paid during the period ended December 31, 2002	
Income taxes	$ –
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Huntington Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Huntington Securities, LLC (the "Company") was formed on August 29, 2001 in the state of Nevada. The Company is a wholly owned subsidiary of Huntington Holdings, Inc. (the "Parent"). The Company is engaging in the business investment banking, venture capital, merges and acquisitions and/or strategic reorganization and corporate consolidation transactions. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

The Company does have an undue concentration of risk. For the year ending December 31, 2002, the Company had one (1) client that comprises 100% of the revenues.

Note 2: INCOME TAXES

The Company is organized as a limited liability company for federal and state income tax purposes. Pursuant to this tax organization, the Company has no liability for federal income taxes, since such taxes, if any, are the responsibility of its members. However, the Company is subject to California franchise taxes imposed on such companies and the gross receipts tax.

The current tax provision consists of the following:

Franchise tax	$ 800
Gross receipts tax	2,500
	$ 3,300

Note 3: RECEIVABLE FROM RELATED PARTY & RELATED PARTY TRANSACTIONS

The Parent advance funds for the Company's start-up cost. This receivable is non-interest and due on demand.

The Company has the benefits of office space and use of office facilities without being charged a fee from the Parent. These services have been provided without recourse.

Note 4: COMPUTATION OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2002, the Company's net capital of $10,741 exceeded the minimum net capital requirement by $5,741; and the Company's ratio of aggregate indebtedness ($5,740) to net capital was 0.53 to 1, which is less than the 8 to 1 maximum ratio required of a first year Broker/Dealer.

Huntington Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2002

Computation of net capital		
Member's capital		
Member's capital	$ 5,000	
Retained earnings	397,747	
Total member's capital		$ 402,747
Add:		
Total additions		–
Total capital		402,747
Less:		
Non allowable assets		
Receivable from related party	(392,006)	
Net adjustments		(392,006)
Net Capital		10,741
Computation of net capital requirements		
Minimum net capital requirements		
12.5 percent of net aggregate indebtedness	$ 717	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 5,741
Percentage of aggregate indebtedness to net capital	0.53:1	

See independent auditor's report

Huntington Securities, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2002

A computation of reserve requirement is not applicable to Huntington Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2)(i).

Huntington Securities, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2002

Information relating to possession or control requirements is not applicable to Huntington Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2)(i).

See independent auditor's report

Huntington Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Huntington Securities, LLC

In planning and performing my audit of the financial statements of Huntington Securities, LLC for the year ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Huntington Securities, LLC including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 17, 2003